EXHIBIT 24

	CONFIRMATION OF AUTHORITY




	The undersigned confirms that he or she authorizes Leslie M. Reynolds, Peggy A. Wyszynski, Andrea A. Zwegat, Carolyn Cheverine, Benita R. Burton or Mary Giulivo to execute and file with the Securities and Exchange Commission on behalf of the undersigned any statements, or amendments thereto, that the undersigned may be required to file under Section 16(a) of the Securities Exchange
Act of 1934 or Rule 144 under the Securities Act of 1933 with respect to securities and related instruments of The Lubrizol Corporation. This authority shall continue until the undersigned is no longer required to File Forms 3, 4 and 5 with respect to the undersigneds holdings of and transactions in securities issued by The Lubrizol Corporation, unless earlier revoked by the undersigned in a signed writing.




Date: 9/26/2008		Signature:  	/s/ Robert Graf		Print
Name:	Robert Graf